File No. 82-5151

REPORT

Quarterly Information

Telefônica Data Brasil Holding S.A.

Quarter ended September 30, 2005
with Special Review Report of Independent Auditors

(A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices emanating from Brazil's Corporation Law)

ERNST & YOUNG

TELEFÔNICA DATA BRASIL HOLDING S.A.

QUARTERLY INFORMATION

September 30, 2005

Contents

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek nº 1830
5º ao 8º Andares - Itaim Bibi
04543-900 - São Paulo, SP , Brasil

Tel.: (5511) 3523-5200
Fax: (5511) 3168-2401
www.ey.com.br

UNQUALIFIED SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders
Telefônica Data Brasil Holding S.A.
São Paulo – SP

1. We have performed a special review of the accompanying Quarterly Information (ITR) of Telefônica Data Brasil Holding S.A. and its subsidiary (Company and Consolidated) for the quarter ended September 30, 2005, including the balance sheets, statements of operations, report on the Company's performance and other significant information, prepared in accordance with the accounting practices adopted in Brazil. This quarterly information is the responsibility of the Company's and its subsidiary's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company and its subsidiary as to the main criteria adopted in preparing the Quarterly Information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information (Company and consolidated) referred to above for it to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of Quarterly Information.

4. The balance sheets (Company and Consolidated) at June 30, 2005, presented for comparison purposes, were reviewed by us, on which we issued an unqualified special review report dated July 22, 2005. The statements of operations (Company and Consolidated) for the quarter and nine-month period ended September 30, 2004, also presented for comparison purposes, were reviewed by other independent auditors, who issued an unqualified special review report dated October 29, 2004.

São Paulo (SP), October 28, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC-1SP147693/O-5

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS
September 30, 2005 and June 30, 2005
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Assets				
Current assets	8,707	9,116	185,124	147,395
Cash and cash equivalents	-	-	11,339	5,784
Cash and banks	-	-	889	4,416
Short-term investments	-	-	10,450	1,368
Receivables	8,707	9,116	173,785	141,611
Trade accounts receivable	-	-	117,925	103,296
Allowance for doubtful accounts	-	-	(17,699)	(17,213)
Deferred and recoverable taxes	-	-	23,721	23,291
Inventories	-	-	3,265	3,283
Intercompany receivables	-	-	40,142	24,027
Other	8,707	9,116	6,431	4,927
Noncurrent assets	-	-	216,617	219,316
Deferred and recoverable taxes	-	-	215,185	217,308
Intercompany receivables	-	-	1,125	1,724
Other	-	-	307	284
Permanent assets	586,358	583,086	539,781	544,150
Investments	586,358	583,086	287,877	291,091
Property, plant and equipment	-	-	251,798	252,831
Assets and installations in service	-	-	597,700	574,827
Construction in progress	-	-	12,726	11,805
Depreciation and amortization	-	-	(358,628)	(333,801)
Deferred charges	-	-	106	228
Total assets	595,065	592,202	941,522	910,861

	Company		Consolidated	
	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Liabilities and shareholders' equity				
Current liabilities	60	143	341,598	280,548
Loans and financing	-	-	165,369	117,204
Accounts payable	26	123	71,566	58,498
Taxes payable	-	-	13,595	13,963
Payroll and related charges	-	-	27,874	26,875
Temporary losses on derivatives	-	-	25,197	31,783
Intercompany payables	34	20	34,753	29,337
Other	-	-	3,244	2,888
Noncurrent liabilities	-	-	4,919	38,254
Loans and financing	-	-	2,137	35,716
Reserve for contingencies	-	-	859	765
Other	-	-	1,923	1,773
Shareholders' equity	595,005	592,059	595,005	592,059
Capital	702,879	702,879	702,879	702,879
Accumulated losses	(107,874)	(110,820)	(107,874)	(110,820)
Total liabilities and shareholders' equity	595,065	592,202	941,522	910,861

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Quarters ended September 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	Quarter ended September 30, 2005	Quarter ended September 30, 2004	Quarter ended September 30, 2005	Quarter ended September 30, 2004
Gross operating revenue	-	-	227,679	189,130
Deductions :	-	-	(40,517)	(34,905)
ICMS (state VAT)	-	-	(26,556)	(23,155)
PIS and COFINS (taxes on revenue)	-	-	(13,148)	(10,827)
ISS (service tax)	-	-	(813)	(923)
Net operating revenue	-	-	187,162	154,225
Cost of services provided	-	-	(125,867)	(115,236)
Gross profit	-	-	61,295	38,989
Operating income (expenses)	2,946	(4,617)	(55,301)	(44,612)
Selling	-	-	(20,116)	(20,796)
General and administrative	(325)	(282)	(20,795)	(13,092)
Financial expenses, net	-	-	(9,780)	(8,947)
Other, net	(3,215)	(816)	(4,610)	(1,777)
Equity pick-up	6,486	(3,519)	-	-
Income (loss) from operations	2,946	(4,617)	5,994	(5,623)
Other nonoperating income, net	-	-	257	(788)
Income (loss) before income and social contribution taxes	2,946	(4,617)	6,251	(6,411)
Income and social contribution taxes	-	-	(3,305)	1,794
Net income (loss)	2,946	(4,617)	2,946	(4,617)
Shares outstanding at end of quarter (thousands)	1,071,153,386		1,071,153,386	
Earnings (loss) per thousand shares (R$)	0.00		0.00	

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Nine-month period ended September 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Gross operating revenue	-	-	656,480	538,953
Deductions :	-	-	(115,285)	(100,107)
ICMS (state VAT)	-	-	(74,569)	(65,366)
PIS and COFINS (taxes on revenue)	-	-	(37,726)	(31,544)
ISS (service tax)	-	-	(2,990)	(3,197)
Net operating revenue	-	-	541,195	438,846
Cost of services provided	-	-	(363,104)	(327,613)
Gross profit	-	-	178,091	111,233
Operating income (expenses)	8,703	(15,474)	(160,899)	(132,826)
Selling	-	-	(61,217)	(52,150)
General and administrative	(1,252)	(1,109)	(56,538)	(49,367)
Financial expenses, net	-	-	(28,997)	(26,034)
Other, net	(9,645)	(2,418)	(14,147)	(5,275)
Equity pick-up	19,600	(11,947)	-	-
Income (loss) from operations	8,703	(15,474)	17,192	(21,593)
Other nonoperating income, net	-	-	2,153	(4)
Income (loss) before income and social contribution taxes	8,703	(15,474)	19,345	(21,597)
Income and social contribution taxes	-	-	(10,642)	6,109
Net income (loss)	8,703	(15,474)	8,703	(15,488)
Shares outstanding at end of quarter (thousands)	1,071,153,386		1,071,153,386	
Earnings (loss) per thousand shares (R$)	0.00		0.00	

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE QUARTERLY INFORMATION
September 30, 2005
(In thousands of reais, unless otherwise stated)

1. Operations and Background

Telefônica Data Brasil Holding S.A. (the "Company") was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting held on the same date.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly traded company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depositary Shares - ADS's - Level I, are traded on the New York Stock Exchange (NYSE).

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched network services, as well as providing other telecommunications and related services.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched network services and other related services in its concession area.
- Promoting, performing or assisting in fund-raising from internal and external sources for the Company or its subsidiary.
- Effecting or promoting the import of assets and services for its subsidiary, performing other similar or related activities and holding equity interests in other companies.

2. Presentation of Quarterly Information

The Quarterly Information (Company and Consolidated) has been prepared in accordance with the accounting practices adopted in Brazil and accounting procedures and standards established by the Brazilian Securities Commission (CVM).
The consolidated Quarterly Information includes the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by the CVM.

In consolidation, all intercompany balances and transactions have been eliminated and the subsidiary's accounting practices are consistent with those adopted by the Company.

(In thousands of reais, unless otherwise stated)

2. Presentation of Quarterly Information (Continued)

The September 30, 2004 financial statements were reclassified for comparison purposes as stated in Notes 18(ii) and 24 (i).

3. Summary of Significant Accounting Practices

The Quarterly Information for the quarter ended September 30, 2005 have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements for the last fiscal year, and should be read together with those financial statements.

4. Cash and Cash Equivalents

	Consolidated	
	Sep/2005	Jun/2005
Cash and banks	889	4,416
Short-term investments	10,450	1,368
Total	11,339	5,784

Short-term investments are composed of highly liquid investments.

5. Trade Accounts Receivable, Net

	Consolidated	
	Sep/2005	Jun/2005
Billed amounts	76,981	64,120
Unbilled amounts	40,944	39,176
	117,925	103,296
Allowance for doubtful accounts	(17,699)	(17,213)
Total	100,226	86,083
Falling due	78,163	67,294
Past-due – 1 to 30 days	11,494	8,364
Past-due – 31 to 60 days	2,213	2,879
Past-due – 61 to 90 days	2,140	2,942
Past-due – 91 to 120 days	1,964	976
Past-due – more than 120 days	21,951	20,841
Total	117,925	103,296

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes

	Consolidated	
	Sep/2005	Jun/2005
Recoverable taxes:		
Income and social contribution taxes	2,940	1,432
ICMS (state VAT)	23,351	23,522
PIS and COFINS (taxes on revenue)	1,776	1,063
Other	3,675	4,114
	31,742	30,131
Deferred taxes:		
Income tax on temporary differences	8,112	10,673
Social contribution tax on temporary differences	2,920	3,842
Income tax loss carryforwards	35,091	33,742
Social contribution tax loss carryforwards	12,741	12,255
Transferred tax credit	148,300	149,956
	207,164	210,468
Total	238,906	240,599
Current	23,721	23,291
Noncurrent	215,185	217,308

The balances of recoverable income and social contribution taxes are being offset against other federal taxes.

The consolidated balance of deferred income tax loss carryforwards (R$35,091) and social contribution tax loss carryforwards (R$12,741) recoverable refer to the subsidiary Telefônica Empresas S.A. and were calculated on income tax losses and social contribution tax losses of R$140,364 and R$141,567, respectively, as of the balance sheet date. Prevailing tax law allows for income and social contribution tax loss carryforwards to be offset against future taxable income up to a limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of September 30, 2005 as follows:

Year	Amount
2006	2,690
2007	29,598
2008	43,349
2009	51,149
2010	40,594
2011	39,784
	207,164

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

Income and social contribution tax credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by the Company's management. Such study is based on estimates subject to future changes.

Transferred tax credit

The corporate restructuring in 2001 (Note 9.b) was implemented so as to prevent the amortization of the transferred goodwill from adversely affecting future income, both in the consolidated financial statements and in the financial statements of the subsidiary Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are found in specific (transferred) goodwill and provision accounts and the corresponding amortization, reversal of the provision and realization of the tax credit are as follows:

	Sep/2005	Jun/2005
Goodwill	436,176	441,047
Provision	(287,876)	(291,091)
Net	148,300	149,956

	Sep/2005	Sep/2004
Goodwill amortization	(14,614)	(3,708)
Provision reversal	9,645	2,447
Tax credit	4,969	1,261
Effect on income	-	-

For the calculation of the transferred tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the provision and the related tax credit, did not generate any effects on net income (loss) for the periods ended September 30, 2005 and 2004.

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

For a fair presentation of the Company's financial position and results of its operations, the net amount of R$148,300 (R$149,956 as of June 30, 2005) which essentially represents the transferred tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the subsidiary's corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

7. Inventories

	Consolidated	
	Sep/2005	Jun/2005
Maintenance materials	919	937
Assets held for sale	3,548	3,548
Allowance for reduction to realizable value	(1,202)	(1,202)
Total	3,265	3,283

8. Other Assets

	Consolidated	
	Sep/2005	Jun/2005
Prepaid expenses	2,407	2,311
Advances to employees	2,165	2,163
Advances to suppliers	1,924	464
Other	242	273
Total	6,738	5,211
Current	6,431	4,927
Noncurrent	307	284

(In thousands of reais, unless otherwise stated)

9. Investments

a. *Investment balance*

	Company	
	Sep/2005	Jun/2005
Telefônica Empresas S.A.	298,481	291,995
Goodwill on investment acquisition	287,877	291,091
Total	586,358	583,086

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary are as follows:

	Sep/2005	Jun/2005
Capital	235,235	235,235
Capital reserves (goodwill and donation)	156,341	156,341
Accumulated losses	(93,095)	(99,581)
Subsidiary's shareholders' equity	298,481	291,995
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%

	Sep/2005	Sep/2004
Subsidiary's gain (loss) recorded as equity pick-up by the Company	19,600	(11,961)
Donations received by subsidiary and recognized by the Company as gain on investment	-	14
	19,600	(11,947)

(In thousands of reais, unless otherwise stated)

9. **Investments** (Continued)

b. *Corporate restructuring of subsidiaries*

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") by R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares. Figueira was a subsidiary of Banco Itaú S.A. by the time and held operational assets related to the telecommunication network operation for this bank, as well as investments corresponding to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Service).

In July 2001, Figueira was partially spun-off, with the transfer of operational assets and investments to the wholly-owned subsidiary Spanish Participações S.A. ("Spanish"), at book value, in accordance with a specialized company's report, dated July 27, 2001, and the spun-off net worth was R$37,828.

This operation generated goodwill of R$456,478 (R$436,176, net of amortization as of September 30, 2005), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

According to the Extraordinary Shareholders' Meeting and Members' Meetings held on October 26, 2001, the shareholders and members of the companies involved approved a corporate restructuring proposal, including capital contribution to subsidiary through investment and subsequent mergers without change to voting rights, dividend receipts and equity rights of Telefônica Empresas S.A.'s shareholders, based on the book values of the companies involved and the appraisal report prepared by a specialized firm. This restructuring did not require prior authorization by the National Telecommunications Agency (ANATEL) or any other regulatory authorities.

The transferred goodwill had as matching entries deferred charges and a special goodwill reserve set up upon the absorption of the net assets of companies involved in the restructuring. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the Company's balance sheet, said goodwill is classified as goodwill on investment acquisition, net of tax credit of R$148,300 (R$149,956 at June 30, 2005). In the consolidated balance sheet, the tax credit is recorded in noncurrent assets, due to its nature.

(In thousands of reais, unless otherwise stated)

9. **Investments** (Continued)

b. *Corporate restructuring of subsidiaries* (Continued)

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of September 30, 2005, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criterion defined below:

Year	Amount
2005	4,873
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,515
	436,176

(In thousands of reais, unless otherwise stated)

10. Property, Plant and Equipment, Net

		Consolidated					
		Jun/2005			Mar/2005		
	Annual depreciation rates %	Cost	Depreciation	Net	Cost	Depreciation	Net
Assets and installations in service		597,700	(358,628)	239,072	574,827	(333,801)	241,026
Switching and transmission equipment	20.0	293,295	(203,330)	89,965	281,998	(192,366)	89,632
Transmission equipment, aerial and underground cables, buildings, teleprinters, energy equipment and furniture	10.0	17,474	(7,151)	10,323	17,265	(6,720)	10,545
Private automatic switching center	20.0	165,356	(82,786)	82,570	158,756	(74,825)	83,931
IT equipment	20.0	18,562	(9,495)	9,067	17,159	(8,712)	8,447
Buildings and underground lines	4.0	211	(28)	183	211	(26)	185
Vehicles	20.0	3,995	(1,427)	2,568	4,146	(1,342)	2,804
Leasehold improvements	20.0	27,718	(21,749)	5,969	27,658	(20,398)	7,260
Software	20.0	70,778	(32,356)	38,422	67,326	(29,107)	38,219
Other	12.5	311	(306)	5	308	(305)	3
Assets and construction in progress	-	12,726	-	12,726	11,805	-	11,805
Total		610,426	(358,628)	251,798	586,632	(333,801)	252,831
Average depreciation rate %				19.03			19.78
Balance of fully depreciated assets				90,273			77,886

11. Deferred Charges

	Consolidated	
	Sep/2005	Jun/2005
Preoperating expenses (i)	**2,447**	2,447
Accumulated amortization	**(2,341)**	(2,219)
Total	106	228

(i) Preoperating costs with amortization period of five years.

(In thousands of reais, unless otherwise stated)

12. Loans and Financing

	Interest rate	Maturity	Consolidated Sep/2005 Current	Long-term	Total
Loans in foreign currency	(*)	By 2006	165,369	2,137	167,506
Total			165,369	2,137	167,506

	Interest rate	Maturity	Consolidated Jun/2005 Current	Long-term	Total
Loans in foreign currency	(*)	In 2005	116,306	35,716	152,022
Financing in local currency	103% of CDI	In 2005	898	-	898
Total			117,204	35,716	152,920

The foreign currency loans are as follows:

	Currency	(*) Annual interest rate	Consolidated Sep/2005 Principal	Interest	Total balance
Resolution No. 2770	USD	1.00% a 5.90%	128,910	1,865	130,775
Resolution No. 2770	JPY	1.80%	36,628	103	36,731
			165,538	1,968	167,506

	Currency	(*) Annual interest rate	Consolidated Jun/2005 Principal	Interest	Total balance
Resolution No. 2770	USD	2.30% a 5.90%	122,758	1,397	124,155
Resolution No. 2770	JPY	1.50%	27,519	348	27,867
			150,277	1,745	152,022

To reduce the risk of losses due to exchange rate fluctuations, which would increase debt balance in foreign currency, the subsidiary has entered into swap transactions as described in Note 26.

(In thousands of reais, unless otherwise stated)

13. Taxes Payable

	Consolidated	
	Sep/2005	Jun/2005
Indirect taxes:		
ICMS (state VAT)	8,386	8,610
PIS and COFINS (taxes on revenue)	4,565	4,736
Other	644	617
Total	13,595	13,963

14. Payroll and Related Charges

	Consolidated	
	Sep/2005	Jun/2005
Salaries	3,230	3,116
Payroll charges	15,921	13,893
Benefits	616	524
Employees' profit sharing	6,726	7,918
Sales bonus	1,381	1,424
Total	27,874	26,875

15. Other Liabilities

	Consolidated	
	Sep/2005	Jun/2005
Recoverable values	1,553	1,019
Consignments for third parties	1,692	1,558
Accrued pension plans (see Note 23)	921	782
Other	1,001	1,302
	5,167	4,661
Current	3,244	2,888
Noncurrent	1,923	1,773

(In thousands of reais, unless otherwise stated)

16. Reserve for Contingencies

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving labor and civil claims in the normal course of its operations. Company management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits to which the chances of unfavorable outcomes were considered as probable, in the amount of R$859 ($765 as of June 30, 2005).

Shown below are the amounts involved and respective risk levels:

	Risk of unfavorable outcome			
Nature	Probable	Possible	Remote	Total
Labor	827	5,893	356	7,076
Civil	32	734	16,040	16,806
Total	859	6,627	16,396	23,882

17. Shareholder's Equity

a. *Capital*

As of September 30, 2005 and June 30, 2005, subscribed and paid-up capital is R$702,879, represented by book-entry shares without par value, as follows:

Common shares	358,716,131,431
Preferred shares	712,437,254,531
Total outstanding shares	1,071,153,385,962
Net equity per thousand shares – R$	0.56

The Company is authorized to increase its capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the relevant issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

(In thousands of reais, unless otherwise stated)

17. Shareholder's Equity (Continued)

a. *Capital* (Continued)

Shareholders are assured of minimum compulsory dividends of 25% of net income adjusted as allowed by applicable legislation, as prescribed by its bylaws.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws or legislation, and have preference to capital reimbursement, without premium, and dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision by the Board of Directors, the preferential right may be excluded in cases provided for in the Company's bylaws.

18. Gross Operating Revenue

	Consolidated	
	Sep/2005	Sep/2004
Packet-switched data services	522,842	426,147
Commissions (i)	65,860	63,644
Solutions and other	67,778	49,162
Total	656,480	538,953

(i) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

(ii) To allow better presentation of operating revenue, the Company reclassified the amounts presented in September 2004. The main reclassifications were between "packet-switched data services" and "commissions".

(In thousands of reais, unless otherwise stated)

19. Cost of Services Provided

	Consolidated	
	Sep/2005	Sep/2004
Rentals (i)	(177,667)	(169,165)
Depreciation and amortization	(70,969)	(64,339)
Personnel	(31,103)	(27,473)
Outsourced services	(64,930)	(46,246)
Leasing	(917)	(11,755)
Other	(17,518)	(8,635)
Total	(363,104)	(327,613)

(i) Include rent paid to affiliated company Telesp for use of the network (Note 24).

20. Operating Expenses

a. *Selling expenses*

	Consolidated	
	Sep/2005	Sep/2004
Personnel	(35,815)	(33,009)
Outsourced services	(22,917)	(15,039)
Allowance for doubtful accounts	(1,652)	(3,382)
Depreciation and amortization	(16)	(19)
Other	(817)	(701)
Total	(61,217)	(52,150)

b. *General and administrative expenses*

	Company		Consolidated	
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Outsourced services	(1,195)	(1,042)	(33,666)	(26,813)
Personnel	(53)	(57)	(13,589)	(11,627)
Rent	-	-	(2,941)	(3,369)
Depreciation and amortization	-	-	(3,224)	(3,342)
Other	(4)	(10)	(3,118)	(4,216)
Total	(1,252)	(1,109)	(56,538)	(49,367)

(In thousands of reais, unless otherwise stated)

20. Operating Expenses (Continued)

c. *Other operating expenses, net*

	Company		Consolidated	
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Other operating income:				
Reversal of reserves	-	29	1,201	285
Recovered expenses	-	-	39	487
Other	-	-	820	618
	-	29	2,060	1,390
Other operating expenses:				
Taxes other than on income	-	-	(4,968)	(3,999)
Amortization of goodwill	(9,645)	(2,447)	(9,645)	(2,447)
Other	-	-	(1,594)	(219)
	(9,645)	(2,447)	(16,207)	(6,665)
Total	(9,645)	(2,418)	(14,147)	(5,275)

21. Financial Expenses, Net

	Consolidated	
	Sep/2005	Sep/2004
Financial income		
Interest on short-term investments	1,184	509
Gains on derivative transactions	50,377	26,035
Restatements/Foreign exchange gains	36,246	7,363
Other	454	176
	88,261	34,083
Financial expenses		
Interest	(4,518)	(6,901)
Losses on derivative transactions	(109,993)	(48,513)
Restatements/Foreign exchange losses	(230)	(2,541)
Other	(2,517)	(2,162)
	(117,258)	(60,117)
Total	(28,997)	(26,034)

(In thousands of reais, unless otherwise stated)

22. Income and Social Contribution Taxes

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	Sep/2005	Sep/2004
Income (loss) before taxes	19.345	(21.597)
Social contribution tax:		
Social contribution tax credit (expense)	(1,741)	1,944
Permanent differences		
Nondeductible expenses	(76)	(9)
Gifts	(19)	-
Goodwill amortization	(868)	(220)
Other	(113)	(97)
Social contribution tax credit (expense) in the statement of operations	(2,817)	1,618
Income tax:		
Income tax credit (expense)	(4,836)	5,399
Permanent differences:		
Nondeductible expenses	(212)	(22)
Gifts	(53)	-
Goodwill amortization	(2,411)	(612)
Other	(313)	(274)
Income tax credit (expense) in the statement of operations	(7,825)	4,491
Total income and social contribution taxes	(10,642)	6,109

(In thousands of reais, unless otherwise stated)

23. Post Retirement Benefit Plans

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Supplementary Pension Plan Office (Ministry of Social Security) on April 3, 2001.

In 2005, Visão Prev Sociedade de Previdência Complementar was created to manage Visão Telefônica Empresas Plan and other plans. Management of said Plan was transferred on February 18, 2005 to the new entity. The transfer of these plans was approved by the National Supplementary Pension Plan Superintendency – Previc (formerly Supplementary Pension Plan Office) based on Administrative Rule No. 123, October 7, 2004.

The plan is funded by contributions made by participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are equal to those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

In the third quarter of 2005, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$2,175 (R$1,756 in the third quarter of 2004).

Telefônica Empresas S.A. recorded the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000. For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2004, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular Letter CVM/SEP/SNC/No. 01/2002.

The position of the plans as of September 30, 2005 was R$921 (R$782 as of June 30, 2005), and relevant liabilities are recorded in "Other liabilities" (Note 15).

(In thousands of reais, unless otherwise stated)

23. Post Retirement Benefit Plans (Continued)

Shown below are expenses estimated for 2005 as per actuaries' reports:

Cost of current service	(606)
Interest cost	(322)
Expected return on plan assets	358
Employee's contribution	17
Total expenses (reversals) for 2005	(553)

24. Related Party Transactions

The most significant intercompany balances arise from transactions with the controlling group companies, which were carried out under usual market conditions for these types of operations as follows:

	Consolidated	
	Sep/2005	Sep/2004
ASSETS		
Current assets		
Trade accounts receivable	**21,150**	10,727
Other Intercompany receivables	**40,142**	24,027
Noncurrent assets		
Other Intercompany receivables	**1,125**	1,724
Total assets	62,417	36,478
LIABILITIES		
Current liabilities		
Trade accounts payable	**12,665**	10,188
Intercompany payables	**34,753**	29,337
Total liabilities	47,418	39,525

(In thousands of reais, unless otherwise stated)

24. Related Party Transactions (Continued)

	Sep/2005	Sep/2004
STATEMENTS OF OPERATIONS		
Revenues		
Data services	161,086	95,058
Commissions	65,860	63,644
	226,946	158,702
Operating costs and expenses		
Cost of services provided	(126,280)	(107,012)
Selling expenses	(10,661)	(5,037)
General and administrative expenses	(13,727)	(10,621)
Financial expenses, net	(223)	(49)
	(150,891)	(122,719)

The amounts of the transactions with related parties presented in the table above refer to the following businesses:

- Trade accounts receivable and other intercompany receivables in current assets refer primarily to data communication services, integrated solutions and commissions receivable from Telecomunicações de São Paulo S.A. – Telesp, Telefonica International Whole Sale, Telerj Celular and Telebahia Celular.

- Other assets in noncurrent assets refer mainly to accounts receivable that are not related to Company's operations.

- Trade accounts payable and other liabilities refer primarily to the rental of network and infrastructure payable to Telecomunicações de São Paulo S.A. – Telesp, international internet transit services to Telefônica International Whole Sale and Emergia Brasil Ltda., and expenses of IT development services to Telefônica Datacorp.

- Gross operating revenue refers mainly to data communication services provided by subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. – Telesp, Terra Networks Brasil S.A., Telesp Celular S.A. and Telerj Celular S.A., and also commissions received for management of customers who use voice transmission services on the amount of these services billed by Telesp to its customers.

24. Related Party Transactions (Continued)

- Costs of services provided refer primarily to the rental of networks and infrastructure paid to Telecomunicações de São Paulo S.A. – Telesp, and internet links payable to Emergia Brasil Ltda.

- Selling expenses refer mainly to commissions payable to Telesp.

- General and administrative expenses refer mainly to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., fixed telephony services provided by Telecomunicações de São Paulo S.A. – Telesp, development and maintenance of data processing systems to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. and internet services to Terra Networks Brasil S.A.

25. Insurance

The policy adopted by the Company and its subsidiary, as well as the Telefonica Group, is to obtain insurance coverage for all high-risk assets and liabilities of significant amounts, based on management's judgment, according to instructions of the Telefónica S.A. corporate program. The Company fully complies with the Brazilian legislation for retaining insurance policies.

In the third quarter of 2005, insurance expenses totaled R$763 (R$602 in the third quarter of 2004).

The main insurance policies retained by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$313,472 thousand
Auto liability – vehicles	R$1,000

(In thousands of reais, unless otherwise stated)

26. Financial Instruments

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary valued their assets and liabilities considering available market information and proper valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most appropriate realizable value. Consequently, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated realizable values.

The principal market risk factors that affect the Company's business are detailed below:

a. *Exchange rate risk*

This risk arises from the possibility that subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with leading financial institutions.

The subsidiary's indebtedness and results of operations are significantly affected by the exchange rate risk. As of September 30, 2005, part of the subsidiary's debt denominated in foreign currencies was hedged by swap transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. As of September 30, 2005, these transactions generated a consolidated loss of R$59,616. A part of gains or losses on hedge transactions to cover trade accounts payable is recorded in "Construction in Progress" and another part in "Operating expenses"; these resulted in a consolidated loss of R$2,928. The Company and its subsidiary recorded a provision in the amount of R$25,197 in current liabilities to recognize temporary losses on these operations.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments

a. *Exchange rate risk* (Continued)

The Company's and its subsidiary's net exposure to exchange rate risk (excess coverage), at book and market values, is as follows:

	Consolidated			
	Sep/2005		Jun/2005	
	Book value	Market value	Book value	Market value
Liabilities				
Loans and financing	167,506	168,558	152,023	152,465
Trade accounts payable (i)	6,024	6,024	6,221	6,221
Foreign exchange swap – short position	172,505	173,562	158,244	158,674
Net exposure (excess coverage)	1,025	1,020	-	11

(i) Of the trade accounts payable balance in foreign currency, R$3,942 refers to liabilities with affiliated companies.

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering the expected settlement of liabilities or the realization of assets at rates prevailing in the market on the balance sheet date.

For purposes of the accounting practices adopted in Brazil, hedge operations ("swap") are stated on the accrual basis, considering the contractual terms.

b. *Interest rate risk*

This risk arises from the possibility that the Company and its subsidiary may incur losses due to local or foreign interest rate fluctuations, which would affect financial income.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments

b. *Interest rate risk* (Continued)

As of September 30, 2005, the Company had R$167,506 in loans and financing (R$152,920 as of June 30, 2005), of which R$152,022 in foreign currency at fixed interest rates and R$898 in local currency at variable interest rates (CDI). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI (interbank deposit rates), and therefore the company results are subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash of R$11,339 (R$5,784 as of June 30, 2005), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate their market values due to their short-term nature.

c. *Credit risk*

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the risk of default by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of September 30, 2005, Telefônica Group companies represented approximately 20% of the subsidiary's total accounts receivable.

The Company is also subject to credit risk related to short-term investments and receivables from swap transactions. The Company reduces this exposure by diversification of the credit portfolio among leading financial institutions, based on a strict credit policy.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
September 30, 2005
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) publishes hereby its consolidated results for the third quarter 2005, in accordance with the accounting practices emanating from Brazil's Corporation Law. The results are expressed in Brazilian reais and presented in accordance with Law No. 6404, dated December 15, 1976, amended by Law No. 9457 dated May 5, 1997, and Law No. 10303 dated October 31, 2001.

P&L HIGHLIGHTS

Unaudited data in thousands of R$	Consolidated-Accumulated		
	Sep/05	**Sep/04**	**Variation**
Net operating revenue	541,195	438,846	23.3%
EBITDA 1/	129,518	74,589	73.6%
EBITDA Margin (%)	23.9%	17.0%	6.9 p.p.
Operating profit (loss)	17,192	(21,593)	n.d.
P&L before taxes and profit sharing	19,345	(21,597)	n.d.
Net profit (loss)	8,703	(15,488)	n.d.
Outstanding shares (billions)	1,071.2	1,071.2	0.0%
Earnings and losses per share (LPA) (000)	0.008	(0.014)	n.d.

1/ Earnings before interest, taxes, depreciation and amortization - EBITDA

Note: Financial statements referred to September 30, 2004 were reclassified, when applicable, for comparison purposes.

Highlights

- **Net operating revenues** totaled R$541.2 million in the period January to September 2005. In comparison with the same prior year period, when they totaled R$438.8 million, there is an increase by R$102.3 million or 23.3%. In the quarterly comparative analysis (3Q05 with 2Q05), the increase reached R$7.3 million.

- **EBITDA** reached R$129.5 million up to September 2005 versus R$74.6 million up to September 2004, which represents an increase of 73.6%, thus increasing EBITDA margin from 17.0% to 23.9%, which evidences an improvement in the main indicators and indices of the Company, in addition to company business growth and effective execution of a cost reduction plan. When comparing the 3Q05 with the 2Q05, EBITDA decreased R$1.0 million or 2.2%, thus decreasing EBITDA margin from 24.9% to 23.4%.

(In millions of reais, unless otherwise stated)

- **Net profit (loss)** presents a positive evolution in the period January to September 2005, showing an improvement of R$24.2 million as compared with the same prior year period, namely from net loss of R$15.5 million to net profit of R$8.7 million. In the quarterly comparative analysis (3Q05 x 2Q05), there was a decrease of R$1.9 million.

Revenues Highlights

- **Gross operating revenues** totaled R$656.5 million in the period January to September 2005, which represented a growth of R$117.5 million in comparison with the same prior year period, when they totaled R$539.0 million. In the 3Q05, there was a growth of R$9.9 million in relation to the 2Q05. The following services contributed to that performance:

  - **Company communication,** when comparing the accumulated amount in the period January to September 2005 with the same prior year period, a growth of R$96.7 million or 22.7% is observed. In the 3Q05, it presented a growth of R$2.7 million or 1.5% with relation to 2Q05, substantially due to the company communication services and internet services, including data center services.

  - **Resale of goods** substantially consist of the sale of materials – network solutions and sale of customized software. When comparing the accumulated amount for the period January to September 2005 with the same prior year period, an increase of R$14.6 million or 120.8% was observed. In the 3Q05, there was an increase of R$4.8 million or 61.7% with relation to the 2Q05.

  - **Commissions** substantially consist of revenues from voice service commissions with Telesp. When comparing the accumulated amount for the period January to September 2005, an increase of R$2.2 million or 3.5% is observed. When comparing the 3Q05 with 2Q05, these revenues remained practically stable.

  - **IT solutions and others** represent revenues from sales with integrated solutions to customers and outsourcing of IT and telecommunications. Those services present a growth of R$4.0 million or 10.8% when comparing the accumulated amount for the period January to September 2005 with the same prior year period. In the quarterly comparative analysis (3Q05 x 2Q05), there was an increase of R$2.4 million or 17.9%.

(In millions of reais, unless otherwise stated)

- **Deductions** referred to taxes, when comparing the accumulated amount for the period January to September 2005 with the same prior year period, present an increase of R$15.2 million or 15.2%. In the quarterly comparative analysis (3Q05 x 2Q05), there was an increase of R$2.5 million or 6.6%, which is in line with revenue increase.


EBITDA - Annual
Thousands of R$
Net operating revenues
EBITDA
Operating P&L
P&L before taxes
Net P&L
(40.000)
60.000
160.000
260.000
360.000
460.000
560.000
9M04
9M05

Highlights regarding expenses/other operating revenues

Operating expenses accumulated up to September 2005, in comparison with the same prior year period, grew by R$47.4 million or 13.0%. In the quarterly comparative analysis (3Q05 X 2Q05), the increase reached R$8.3 million or 6.2%.


Operating Expenses - Annual
Millions of R$
Payroll expenses
Expenses with Operation/Management
Taxes
Provisions
Other operating revenues (expenses)
(20)
20
60
100
140
180
220
260
300
340
9M04
9M05

(In millions of reais, unless otherwise stated)

Variations are explained through the following items:

- **Payroll expenses** reached 14.9% of net operating revenues in the period January to September 2005, versus 16.4% in the same prior year period, which represented a decrease of 1.6 p.p. In the 3Q05 they reached 14.1% of net operating revenues, versus 15.9% in the 2Q05, with a decrease of 1.8 p.p.

- **Management expenses**, including third party services and infrastructure rent, represented 59.4% of net operating revenues for the period January to September 2005, versus 65.0% in the same prior year period, which means a decrease of 5.6 p.p. In the quarterly comparative analysis (3Q05 X 2Q05), there was an increase of 4,5 p.p. (60.9% and 56.4%, respectively). The main variations referred to cost of services and goods.

- **Tax expenses** up to September 2005, when compared with same prior year period, increased R$1.2 million. In the quarterly comparative analysis (3Q05 x 2Q05), there was a decrease of R$0.4 million or 16.3%.

- **Allowance for doubtful accounts** represents 0.5% of net operating revenues for the period January to September 2005, whereas in the same 2004 period it represented 0.8% of net operating revenues. The Company continues devoting efforts to keep this variable under control.

- **Depreciation** reached R$83.3 million in the period January to September 2005, which represented a growth of R$13.2 million or 18.8%, in comparison with the same prior year period. In the quarterly comparative analysis (3Q05 X 2Q05), the variation amounted to R$ 0.6 million or 2.2%, due to plant in service growth.

- **Financial results** present an increase in financial revenues by R$54.2 million and in financial expenses by R$57.1 million, resulting in a financial loss of R$3.0 million, when comparing the accumulated amount for the period January to September 2005 with same prior year period, due to loss on hedge operations. In the quarterly comparative analysis (3Q05 x 2Q05), there was a variation of R$0.1 million. Since the Company's operating results and indebtedness are significantly affected by risk factor of foreign exchange rate market, the Company enters into hedge agreements with financial institutions in order to reduce the risk of rate fluctuations.

(In millions of reais, unless otherwise stated)

Loans and Financings: On September 30, 2005, the Company had loans and financings totaling R$167.5 million (R$152.9 million at June 30, 2005), from which R$ 152.0 million were obtained in foreign currency at fixed interest rate, and R$0.9 million in local currency at a variable interest rate – Interbank Deposit Certificate (CDI). On the other hand, the Company invests the available funds balance of R$11.3 million (R$5.8 million at June 30, 2005), substantially in short-term instruments, based on the CDI variation, which helps reduce the risk. The book values of those instruments approximate the market values, since they are redeemable in the short-term.

Additional Information

- **Transactions with related parties** – They are conducted under usual market conditions for this kind of operation. The main transactions with related parties, developed by the Company and its subsidiary, refer to an intercompany loan with companies of the Group, telecommunication services rendered and other services, in addition to commissions receivable related to voice services provided by Telesp to the subsidiary's customers, and payable commissions related to data transmission services provided to Telesp's customers.

Shareholders' equity – Capital

Subscribed and paid in capital at September 30, 2005 amounted to R$702.9 million, being represented by 358,716,131,431 common and 712,437,254,531 preferred shares, all of them being registered shares with no par value. The Company is authorized as from April 4, 2002 (date when the first Ordinary General Meeting and the Second Extraordinary General Meeting were held) to increase its capital up to the limit of 1,500,000,000,000 shares, common or preferred, and the Board of Directors is the proper authority to decide the increase and the consequent issuance of new shares, within the capital limit allowed. It is not obligatory to keep the proportion between the number of shares of each type upon capital increases. However, it is necessary to observe that the number of non-voting preferred shares or those with voting restrictions may not exceed 2/3 of the shares issued.

Summarized History

Telefônica Data Brasil Holding S.A. was incorporated on January 30, 2001, as a result of the partial spin off of net assets of Telecomunicações de São Paulo S.A.- Telesp, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A., and amounts receivable from the referred to subsidiary, approved in the Extraordinary General Meeting held on that date. In the process of partial spin off of Telecomunicações de São Paulo S.A. – Telesp, and Company's incorporation, a share of the same type of the new company's capital was assigned to each share held by the Telesp's shareholders, considering the same rights as those of the outstanding shares that were previously held. On May 08, 2001, the Company, upon registration at the Brazilian Securities Commission (CVM), obtained the condition of corporation, listed on the São Paulo Stock Exchange. It is also registered at the Securities and Exchange Commission – SEC, in the USA, and its "American Depositary Shares (ADSs)" – level I are traded on the New York Stock Exchange (NYSE).

Main Objectives

Telefônica Data Brasil Holding S.A., in addition to other objectives, aims at controlling the provision of switched network service packs, as well as other telecommunication services and related activities.

Its subsidiary, Telefônica Empresas, operates all over the country and has the largest data transmission structure of São Paulo State. The Company provides services in 26 states and also in the Federal District. It serves large companies and corporations, by combining communication and information technology with integrated solutions to customers.

The Company's objective is to consolidate itself in the market as a service provider for large companies, which distinguishes it from the traditional telecommunication operators. That must be done by strengthening the Solution service businesses. By understanding the evolution of each market segment, the professionals of Telefônica Empresas may integrate in only one solution the connectivity, data center, applications and outsourcing of services and equipment. They also may, based on the specific needs of a customer, for example, create a service to find people by means of cellular terminals, implement sales teams' automation projects, integrate production networks with different platforms, etc.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)
September 30, 2005
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

Main Objectives (Continued)

Data communication services are necessary for developing innovative projects for large corporate customers. Therefore, Telefônica Empresas becomes each time closer to the customer, and creates long-lasting partnerships, based on its capacity of adding value to the business of large companies.

Tables

Table No. 1 contains the statement of operations of TELEFÔNICA DATA BRASIL HOLDING. Table No. 2 presents the balance sheet of TELEFÔNICA DATA BRASIL HOLDING and Table No. 3 shows the loans and financings and also the equity holding data of TELEFÔNICA DATA BRASIL HOLDING.

Note: This published material contains the forecast of future events, which are not facts occurred in the past, and only reflects the expectations of Company Management. Certain terms aim at identifying such forecasts, which undoubtedly involve risks or uncertainties expected or not by the Company. Therefore, the future results of Company operations may differ from the present expectations. The reader should not be based only on the expectations hereby presented. These forecasts only reflect the opinion on the date when they are issued, and the Company does not commit itself to updating them in the light of new data or future events.